Exhibit 99.1

Aurinia Announces Acceptance of Late-Breaking Voclosporin Abstracts for Oral Presentation at Upcoming Medical Meetings

  Data to be Presented at the “Late Breaking Session” at the 2016 American College of Rheumatology/Association of Rheumatology Health Professionals (ACR/ARHP) Annual Meeting and the “High Impact Clinical Trials” Session at American Society for Nephrology (ASN) Kidney Week 2016

VICTORIA, British Columbia--(BUSINESS WIRE)--October 24, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that two late-breaking abstracts for voclosporin were accepted for oral presentations at the ACR/ARHP Annual Meeting taking place in Washington, D.C. November 11-16, 2016, and ASN Kidney Week taking place in Chicago November 15-20, 2016.

“The selection of voclosporin data for two late-breaking oral presentations at key medical meetings underscores the importance of providing the medical community with new information about therapy advancements in the treatment of lupus nephritis,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “Data presented highlights Aurinia’s commitment to providing lupus nephritis patients with a tolerable and effective treatment option, improving long-term patient outcomes and quality of life.”

The schedule for the oral presentations is as follows:

Session: Late-Breaking Oral Abstracts
Speed of Remission with the Use of Voclosporin, MMF & Low Dose Steroids: Results of a Global Lupus Nephritis Study
Conference: 2016 ACR/ARHP Annual Meeting
Date/Time: November 15, 2016, 4:30-6:00 p.m.
Presented by: Mary Anne Dooley, M.D., M.P.H., Adjunct Professor of Medicine, University of North Carolina Kidney Center
Presentation Number: 5L

Session: High Impact Clinical Trials
AURA-LV: Successful Treatment of Active Lupus Nephritis with Voclosporin
Conference: ASN Kidney Week 2016 Annual Meeting
Date/Time: November 19, 11:50 a.m.
Presented by: William Pendergraft, M.D., Ph.D., Assistant Professor of Medicine in the Division of Nephrology & Hypertension at the University of North Carolina
Abstract Number: 6480

About AURA-LV
The AURA–LV study (Aurinia Urine protein Reduction in Active Lupus with Voclosporin) compared the efficacy of two doses of voclosporin added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) against standard of care with placebo in achieving complete remission (CR) in patients with active LN. All arms also received low doses of corticosteroids as background therapy. 265 patients were enrolled at centers in over 20 countries worldwide. On entry to the study, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of highly active nephritis.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus nephritis (LN) in an inflammation of the kidney caused by systemic lupus erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease measures where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC. Canada and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor & Media Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com